AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

03 JAN 30 AM 7:21

Registered

File number 82-4482
Rule 12g3-2(b)

14 January 2003

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America

SUPPL

03003511

Attention : Mr Elliot Staffin

Dear Sir

Avgold Limited cautionary announcement

I enclose a copy of the announcement, which appeared in the press today.

Yours faithfully
For Avgold Limited

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Ms F Amod
For Company Secretary

dlw 2/4

Letters 2003/Securities Exchange Commission ETC Cautionary-Jan 14

File 82-4482
Rule 12g3-2(b)

AVGOLD LIMITED

(Registration Number: 1990/007025/06)
Share code: AVG ISIN: ZAE000012175
("the Company")

CAUTIONARY ANNOUNCEMENT

Shareholders are informed that the Company is involved in advanced negotiations that could result in the sale of its ETC assets to a Consortium, which includes a Black Economic Empowerment component. If negotiations are successful, it is envisaged that a sale agreement will be completed by mid-February 2003. Shareholders are accordingly advised to exercise caution in dealing in the Company's securities until a further announcement is made.

Johannesburg
14 January 2003

Sponsor

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)